

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

April 1, 2010

Mr. Yongfu Zhu
Chief Financial Officer
Henix Resources, Inc.
#41 Huancheng Road
Xinjian Township
Jinyun County
Zhejiang, P.R. China

   Re: Henix Resources, Inc
     Form 8-K Filed March 10, 2010
     Form 8-K/A filed March 15, 2010
     Response Letter Dated March 30, 2010
     File No. 0-52747

Dear Mr. Yongfu Zhu:

  We have completed our review of your Form 8-K and related filings and have no further comments at this time.

        Sincerely,

        Mark C. Shannon
        Branch Chief